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                                                                     EXHIBIT 3.3

                                    AMENDMENT
                       TO THE AMENDED AND RESTATED BY-LAWS
                                       OF
                               MRO SOFTWARE, INC.


Article III, Section 3.1 of the Amended and Restated By-Laws of MRO Software, Inc. is deleted and replaced by the following:


         SECTION 3.1.  ANNUAL MEETINGS.

         The annual meeting of Stockholders shall be held on the first Tuesday in March of each year (or if that be a legal holiday in the place where the meeting is to be held, on the next succeeding full business day) at 10:00 a.m. unless a different hour is fixed by the Board of Directors or the President. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization or these By-Laws, may be specified by the Board of Directors or the President. If no annual meeting has been held on the date fixed above, or by adjournment there from, a special meeting in lieu thereof may be held and any action taken at such special meeting shall have the same force and effect as if taken at the annual meeting.

         Notwithstanding any other provision in these By-Laws, the Board of Directors may change the date, time and location of any annual or special meeting of the Stockholders (other than a special meeting called upon the written application of Stockholders (a "Meeting Requested by Stockholders")) prior to the time for such meeting, including, without limitation, by postponing or deferring the date of any such annual or special meeting (other than a Meeting Requested by Stockholders) previously called or by canceling any special meeting previously called (other than a Meeting Requested by Stockholders).

Adopted by the Board of Directors on February 1, 2001.

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